Exhibit (r)(3)

StepStone Group Europe Alternative Investments Limited

Code of Ethics Addendum

ADDENDUM DETAILS

Document Owner:	CCO

Governing Body:	SGEAIL Board

Approval Date:	23/04/2024

Next Review Date:	21/12/2024

VERSION CONTROL

Author:	Version:	Description of Change:	Updated and Approved by:
Emma Love, Evin O’Reilly	V1.0	Document Drafting	Board, 21/12/2023

Emma Love, Evin O’Reilly	V1.1	Insertion of Section 7 (Independent Communication Channel)	Board, 23/04/2024

1. Overview

This StepStone Group Europe Alternative Investments Limited (“SGEAIL”) Code of Ethics Addendum (the “Addendum”) forms part of the StepStone Group Code of Ethics (the “Group Code of Ethics”).

The Central Bank (Individual Accountability Framework) Act 2023, together with associated regulations and guidance issued by the Central Bank of Ireland (“Central Bank”), sets out the requirements of the Individual Accountability Framework (“IAF”). As a regulated financial services provider licensed by the Central Bank, SGEAIL is within scope of the IAF.

One of the elements of the IAF is the introduction of clear and enforceable Conduct Standards (the Conduct Standards), comprised of Common Conduct Standards and Additional Conduct Standards, which are intended to act as a benchmark to demonstrate the standards of behaviour which are expected from individuals.

The Addendum has applicability to SGEAIL employees (hereafter ‘applicable staff’) as follows:

•	the Common Conduct Standards elements are applicable to all CF role holders; and

•	the Additional Conduct Standards elements are solely applicable to PCF and CF1 role holders.

Notwithstanding the Common Conduct Standard’s application to persons performing CFs, one of the requirements which the IAF places on SGEAIL is to establish, maintain and give effect to policies on how the Common Conduct Standards are integrated into the conduct of the affairs of SGEAIL.

On this basis, it is important that: a) all CF role holders are aware of the Common Conduct Standards and the importance of acting in line with these Standards in every aspect of their employment with SGEAIL, whether such activity is performed in Ireland or abroad; and b) all PCF and CF1 role holders are aware of the Additional Conduct Standards and the importance of acting in line with the Standards in every aspect of their employment with SGEAIL, whether such activity is performed in Ireland or abroad.

The requirements of the Addendum are in addition to the obligations and requirements applicable staff are subject to under the Group Code of Ethics and the provisions of the Addendum should be read and considered together with the Group Code of Ethics at all times.

The requirements of the Addendum are in addition to any other obligations applicable staff may be subject to under the IAF. In particular, the Conduct Standards operate independently from the Central Bank’s Fitness & Probity regime.

2. Common Conduct Standards

There are five Common Conduct Standards (“CCS”) as follows:

•	CCS 1: that the person acts with honesty and integrity;

•	CCS 2: that the person acts with due skill, care and diligence;

•	CCS 3: that the person co-operates in good faith and without delay with the Central Bank and equivalent regulators in other jurisdictions;

•	CCS 4: that the person acts in the best interests of customers and treats customers fairly and professionally; and

•	CCS 5: that the person operates in compliance with standards of market conduct, trading venue rules and any applicable market codes

In relation to each of the Common Conduct Standards, copied below is the following extracted from the IAF: a) a non-exhaustive list of standards constituting each Common Conduct Standard; and b) a non-exhaustive list of example behaviours for each Common Conduct Standard:

Common Conduct Standards

1.	Act with honesty and integrity

a)	having regard to the legitimate interests of the firm, its staff, customers and other persons with whom it engages;

b)	operating without bias and preventing, or identifying and appropriately managing, conflicts of interest;

c)	not exerting pressure or influence on a customer so as to limit their ability to make an informed choice in relation to any financial service;

d)	not misusing or misappropriating any assets or information of the firm or its customers; and

e)	reporting appropriately, and not impeding others from reporting, to the management of the firm:

i.	information relevant to, or giving rise to a suspicion of, the commission of a prescribed contravention or contravention of any other legal obligation or standard imposed on the firm; and

ii.	any matter otherwise adversely affecting the activities or interests of customers, the firm, its related undertakings, or the financial system in the State.

Examples of behaviours that comply with the obligation to act with honesty and integrity:

a)	doing the right thing even when nobody is watching;

b)	demonstrating trustworthiness and reliability;

c)	adhering to the firms policies;

d)	preventing, identifying and managing any potential conflicts in a clear and timely manner;

e)	appropriately communicating, discussing and documenting conflicts in order to assess their materiality and take mitigating measures;

f)	assessing potential conflicts on an ongoing basis, not as a “one-off” exercise;

g)	consulting with experts or reporting lines where unsure or unclear about something;

h)	practising and encouraging honest and open communication;

i)	following through on commitments and taking responsibility for actions;

j)	not acting for personal gain but rather in accordance with positive values;

k)	not misreporting or falsifying documents, including details of training, qualifications, past employment record or experience; and

l)

recognising and acknowledging bias, understanding the effect of cognitive biases on decision-making and demonstrating attention and effort to lessen the impact of such biases, such as strategies and seeking out broader perspectives.

Examples of behaviours that breach the obligation to act with honesty and integrity:

a)	deliberately performing your job in a way that you know is against firm policies or practice;

b)	failing to adhere to firm policies and procedures;

c)	misreporting;

d)	destroying documents;

e)	failing to disclose, not disclosing fully or providing misleading, invalid or incorrect information to the firm, its customers, employees or regulators;

f)	misusing assets or confidential information in respect of clients or the firm; and

g)	actions that constitute serious misconduct under your employment agreement.

2.	Act with due skill, care and diligence

a)	having appropriate knowledge of the business activities of the firm relevant to the CF role, and the associated risks of those activities;

b)	having appropriate knowledge of the legal and regulatory framework, including any legal obligation or standard imposed on the firm, relevant to the CF role;

c)	operating in compliance with the systems and controls, processes, policies and procedures of the firm and any legal obligation or standard imposed on the firm;

d)	acting without detriment to customers, the firm, its related undertakings, or the financial system in the State;

e)	ensuring that any communication, including any record, provided to a customer or other person is clear, accurate, up to date and not misleading;

f)	acting appropriately in any decision-making, including collective decision-making, ensuring decisions are properly informed and exercising sound judgement; and

g)	monitoring the performance of any delegated tasks and ensuring that those tasks are appropriately performed.

Examples of behaviours that comply with the obligation to act with due skill, care and diligence:

a)

taking appropriate action, for example reporting to relevant regulatory bodies, where the individual considers that a decision may not be in the best interests of customers based on the facts and information at hand on the matter and following appropriate and effective challenge;

b)	acting to the best of one’s ability and in a consistent manner to a standard that could reasonably be expected from an individual in such a role;

c)

having a clear and comprehensive understanding of the business activities of the firm that are relevant to your role/ function and the specific responsibilities that are to be undertaken in your function including but not limited to the associated risks and the related legal and regulatory framework;

d)

keeping yourself informed with regard to developments relevant to their role/function, including for example changes in respect of the legal and regulatory framework, the firm’s market, customer base, industry and the associated impact on risks by engaging in relevant training and maintaining qualifications as required;

e)	having sufficient knowledge to explain an issue and if not seeking the relevant expertise on a timely basis;

f)

where you have direct or indirect reports, monitoring performance of the delegated task on an ongoing basis, including but not limited to staying up to date and knowledgeable about the issues or activities delegated, receiving reports on progress and where appropriate challenging the information received as well as progress made;

g)	providing advice or guidance to customers only where qualified or competent to do so;

h)	explaining the risks of a product to a customer;

i)

proactively keeping informed with regard to developments relevant to your role, including for example changes in respect of the legal and regulatory framework, the regulated firm’s market, customer base, industry and the associated impact on risks by engaging in relevant training and maintaining qualifications as required; and

j)	errors in judgment or omissions which are not deliberate are not breaches of this standard, in particular where you take steps to remedy and learn from errors.

Examples of behaviours that breach the obligation to act with due skill, care and diligence:

a)	providing advice or guidance to customers where not competent to do so;

b)	engaging in acts, omissions or business practices that could be reasonably expected to cause customer detriment;

c)	failing to explain the risks of a product to a customer;

d)	providing false, inadequate or misleading information to others including details relating to a product, an individual’s qualifications, past employment record or experience; and

e)	treating compliance with relevant systems and controls as a “tick-box” exercise instead of as an enabler of the effective operation of the business.

3.	Co-operate in good faith and without delay with the Central Bank and equivalent regulators in other jurisdictions

a)	responding to requests and requirements under financial services legislation in an open and timely manner;

b)	disclosing information or records when required to do so under financial services legislation;

c)	attending meetings and interviews when required to do so under financial services legislation;

d)	not providing false, inaccurate or misleading information, records or explanations;

e)	not destroying, hiding or putting beyond reach information or records that it is reasonable for the person to expect to be required to be disclosed under financial services legislation; and

f)	not engaging in evasive, misleading or obstructive conduct.

Examples of behaviours that comply with the obligation to cooperate in good faith and without delay with the Central Bank and equivalent regulators in other jurisdictions:

a)	reporting information in accordance with existing internal processes;

b)	accommodating requests from the Central Bank in a timely, co-operative and transparent manner; and

c)	answering Central Bank questions openly and honestly.

Examples of behaviours that breach the obligation to cooperate in good faith and without delay with the Central Bank and equivalent regulators in other jurisdictions:

a)	being untruthful, providing false or misleading information;

b)	trying to prevent or influencing a decision to prevent information from being reported;

c)	failing to attend a requested meeting or interview;

d)	unreasonable delays in providing requested information;

e)	sending piecemeal, ambiguous or irrelevant information in a way that obscures salient information;

f)	relying on loopholes or technicalities to justify or defend uncooperative behaviours;

g)	failing without good reason[1] to:

i.	inform a regulator of information of which the approved person was aware in response to questions from that regulator;

ii.	attend an interview, meeting or answer questions put by a regulator, despite a request or demand having been made;

iii.	reply to questions or requests for information in a timely manner; and

iv.

supply a regulator with appropriate documents or information when requested or required to do so as required under financial services legislation and within the time limits attaching to that request or requirement.

4.	Act in the best interests of customers and treat customers fairly and professionally

a)

ensuring that customers are informed in a clear manner of relevant information relating to financial services of which they ought to be aware, and not impeding the provision of relevant information to customers;

b)	communicating with customers in a timely manner having regard to the urgency of any matter and the time required by the customer to consider the relevant information;

c)

assessing the needs and circumstances of customers, including their level of knowledge and experience of financial services, their financial circumstances and the range of options available to them, and ensuring that any advice or recommendation provided to customers is appropriate and tailored to their needs and circumstances;

d)	ensuring that customers are not misled as to the advantages of any financial service;

e)	acknowledging and seeking to resolve any complaints received from customers;

f)	resolving errors or mistakes affecting customers, and disclosing errors or mistakes to the customers affected in a timely manner; and

g)	not acting in a manner that is unfair to customers.

Examples of behaviours that comply with the obligation to act in the best interests of customers and treat them fairly and professionally:

a)	providing adequate control over a client’s assets by segregating a client’s assets and processing a client’s payments in a timely manner;

b)	clear and comprehensible communication with customers;

c)	providing advice or guidance to a customer only when an individual is competent to do so; and

[1]

Good reasons can include: (i) a right to preserve legal professional privilege; (ii) a right to avoid self-incrimination; (iii) complying with an order of a court; and/or (iv) complying with an obligation imposed by law or by a regulator.

d)	considering the root cause of customer issues and taking action to minimise the chance of an issue recurring.

Examples of behaviours that breach the obligation to act in the best interests of customers and treat them fairly and professionally:

a)	creating and selling products which fail to meet the legitimate expectations of the customers;

b)	ignoring feedback from customers that may indicate problems which need to be addressed;

c)	failing to consider if an issue raised by one customer might have affected other customers as well;

d)

undertaking, recommending or providing advice on transactions without a reasonable understanding of the risk exposure of the transaction to a customer, including recommending transactions in investments to a customer without a reasonable understanding of the liability (either potential or actual) of that transaction; and

e)	providing advice or guidance where not competent to do so.

5.	Operate in compliance with standards of market conduct, trading venue rules and any applicable market codes

Examples of behaviours that comply with the obligation to operate in compliance with applicable market rules and standards:

a)	complying with internal market conduct policies, processes and procedures;

b)	complying with relevant industry codes of practice, particularly where the regulated firm has made a commitment to comply; and

c)	taking steps to gain an awareness of:

i.	relevant rules, processes, policies, procedures, systems and controls (both the relevant market conduct and trading venue rules and the internal systems in place to ensure compliance); and

ii.	conduct risks relevant to the CF and market activity that the person engages in.

Examples of behaviours that breach the obligation to operate in compliance with applicable market rules and standards:

a)	manipulating or attempting to manipulate a benchmark or a market, such as a foreign exchange market, or a benchmark.

3. Additional Conduct Standards

There are four Additional Conduct Standards (“ACS”) which apply to individuals performing a PCF or a CF1 role:

•	ACS 1: that the business of the firm is controlled effectively;

•	ACS 2: that the business of the firm is conducted in accordance with its obligations under financial services legislation;

•	ACS 3: that any delegated tasks are assigned to an appropriate person with effective oversight; and

•

ACS 4: that any information of which the Bank would reasonably expect notice in respect of the business of the firm is disclosed promptly and appropriately to the Bank, including information relevant to, or giving rise to a suspicion or expectation of, any of the following:

i.	commission of an offence by the firm or a person performing a controlled function in relation to it;

ii.	commission of a prescribed contravention or any other breach of obligations under financial services legislation by the firm or a person performing a controlled function in relation to it;

iii.	concealment or deliberate destruction of evidence relating to a matter referred to in subparagraph (i) or (ii);

iv.	provision of false or misleading information to the Bank relating to a matter referred to in subparagraph (i) or (ii);

v.	obstruction or impeding of an investigation relating to a matter referred to in subparagraph (i) or (ii);

vi.	commencement of legal proceedings by or against the firm arising from its obligations under financial services legislation;

vii.	commencement of legal proceedings against the firm which may impact on its ability to continue to trade;

viii.	anything that may otherwise interfere significantly with the operation of the firm or its compliance with its obligations under financial services legislation;

ix.	a decision by the firm to cease to provide financial services of a particular description.

The IAF provides a non-exhaustive list of behaviours in relation to each of the Additional Conduct Standards, noting copied below is an extract of some of the expected behaviours:

Additional Conduct Standards

1.	That the business of the firm is controlled effectively

Examples of behaviours that comply with the obligation that the business of the firm is controlled effectively:

a)	Fully understanding the area of business for which you are responsible and keeping yourself properly informed and up to date with regards to developments;

b)	In organising the area of business for which you are responsible, ensuring appropriate consideration of the board approved strategy and plans for the business;

c)

Ensuring the necessary framework is in place to effectively and proactively oversee the monitoring, identification and rectification of any weak and ineffective systems and controls, in the areas for which you are responsible;

d)

Ensuring that the responsibilities and accountabilities of those staff for which you are responsible are clearly defined and understood and appropriately allocated and that reporting lines, including in relation to issue escalation and resolution, are clearly set out and understood;

e)

Ensuring that appropriate policies and procedures are in place for reviewing the competence, knowledge, skills and performance of your staff members and for assessing their suitability to fulfil their duties; and

f)	Ensuring that there is a comprehensive and orderly transition when there are personnel changes in roles under your oversight or responsibility.

2	That the business of the firm is conducted in accordance with its obligations under financial services legislation

Examples of behaviours that comply with the obligation that the business of the firm is conducted in accordance with its obligations under financial services legislation:

a)	Ensuring your firm’s compliance with the relevant regulatory requirements by ensuring the operational effectiveness of related systems and controls;

b)	Ensuring that compliance with relevant regulatory requirements is appropriately monitored and that all staff are aware of and understand the need for compliance;

c)	Promoting the embedding of a culture of compliance, by visibly leading by example and setting a tone that supports and encourages the compliance of those in the relevant area;

d)	Where there are concerns with staff performance, and in particular where these relate to compliance with regulatory requirements, satisfying yourself that:

i.	prompt action is taken to conduct an independent investigation (whether this is by an internal or external individual) of the concerns;

ii.	the investigation is properly conducted, leading to clear findings and informing appropriate resolution;

iii.

while the investigation is ongoing and prior to resolution of the issues arising, an interim plan is put in place to mitigate any risks identified such that the firm and relevant stakeholders are protected from any performance deficiencies identified;

iv.	the response or actions on foot of the investigation are appropriate to resolve the concerns, which could include whether the individual should continue in their role; and

v.	weight is not given to a staff member’s contribution to the firm’s financial performance when considering the above.

e)

In your oversight of a temporary appointment, satisfying yourself that appropriate arrangements are in place to ensure ongoing compliance with the regulatory requirements to avoid increased risk and disruption during any transition or interim period and ensuring any risk to compliance with regulatory requirements as a result of the temporary appointment is mitigated appropriately; and

f)

Keeping up to date and informed in a timely manner about potential or actual breaches of the regulatory requirements, including understanding the reasons for failure and obtaining expert opinions where appropriate.

3	That any delegated tasks are assigned to an appropriate person with effective oversight

Examples of behaviours that comply with the obligation that any delegated takes are assigned to an appropriate person with effective oversight:

a)	Delegating only when you are satisfied that the delegate has the competence, knowledge, seniority, skill and capacity to deal with the tasks or activities being delegated;

b)	Ensuring a clear understanding of what is being delegated and what is expected from the individual to whom you are delegating;

c)

Continuing oversight of the delegated activity, including but not limited to continuing oversight of the performance of an outside contractor in connection with the delegated activity, staying up to date and knowledgeable about the issues or activities delegated, receiving reports on progress and where appropriate, challenging the information received;

d)

Ensuring appropriate systems are in place to escalate and address issues effectively, including ensuring they are dealt with at an appropriate level, in an appropriate way and on a timely basis. Complex or high-risk issues may need enhanced control and monitoring; and

e)	Where an issue raises significant concerns, you should act clearly and decisively.

4

That any information of which the Bank would reasonably expect notice in respect of the business of the firm is disclosed promptly and appropriately to the Bank, including information relevant to, or giving rise to a suspicion or expectation of, any of the following:

(i) commission of an offence by the firm or a person performing a CF in relation to it;

(ii) commission of a prescribed contravention or any other breach of obligations under financial services legislation by the firm or a person performing a CF in relation to it;

(iii) concealment or deliberate destruction of evidence relating to a matter referred to in subparagraph (i) or (ii);

(iv) provision of false or misleading information to the Bank relating to a matter referred to in subparagraph (i) or (ii);

(v) obstruction or impeding of an investigation relating to a matter referred to in subparagraph (i) or (ii);

(vi) commencement of legal proceedings by or against the firm arising from its obligations under financial services legislation;

(vii) commencement of legal proceedings against the firm which may impact on its ability to continue to trade;

(viii) anything that may otherwise interfere significantly with the operation of the firm or its compliance with its obligations under financial services legislation; and

(ix) a decision by the firm to cease to provide financial services of a particular description.

Examples of behaviours that comply with the obligation that any information of which the Bank would reasonably expect notice in respect of the business of the firm is disclosed promptly and appropriately to the Bank, including points (i) – (ix) above:

a)	Providing complete and adequate information on a timely basis to an appropriate contact at the Central Bank to facilitate an understanding of the matter and its potential implications;

b)	In becoming aware of information which you might expect the Central Bank could reasonably expect notice, determining whether that information falls within the scope of your responsibilities:

i.	If it does fall within the scope of your responsibilities, and if it is otherwise appropriate to do so, then you should ensure that it is disclosed to the Central Bank promptly; and

ii.

If it does not reasonably fall within the scope of your responsibilities, then, in the absence of any reason to the contrary, you might reasonably assume that its disclosure to the Central Bank was being dealt with by the individual with responsibility for dealing with information of that nature, and should obtain confirmation of this now that the matter has come to your attention.

c)

Similarly, if you are not sure whether it is within the scope of your responsibility and whether the matter is being dealt with by another individual, you should promptly make enquiries to clarify such responsibilities; and

d)	Where a decision was made not to report the matter, you must be able to evidence that this decision was made after reasonable enquiry and analysis of the situation.

4. Requirements

Due to the fundamental nature of the Conduct Standards, it is SGEAIL’s expectation that all applicable staff will familiarise themselves with and behave in a manner that is consistent with the standards. SGEAIL is fully committed to integrating the Conduct Standards into all aspects of the firm, noting the success of same depends on adherence to the standards at an individual level.

5. Performance

Adherence to the Common Conduct Standards is incorporated within the annual performance review process for CFs, noting it is also taken into account if CFs are being considered for promotion.

6. Training

Applicable staff receive training on the Conduct Standards at induction and on an ongoing basis thereafter, to ensure that they have appropriate knowledge of the Conduct Standards and how they apply to an individual performing that function. Training will also provide relevant staff with clarity around their obligations in respect of the Conduct Standards and specifically what is expected of them in the context of their role.

7. Independent Communication Channel – Chair of the Board

In recognition of the additional responsibilities conveyed upon CFs following the introduction of the Conduct Standards, an independent confidential channel of communication has been established for all CFs to the Board Chair. This is to facilitate the confidential communication of any concerns in relation to adherence to the Conduct Standards and is in addition to and separate from other internal and external channels outlined within the SGEAIL Whistleblowing Policy.

The utilisation of this channel is communicated during quarterly Board Meetings by the Board Chair, noting the Board Chair retains the discretion to provide relevant details to the Board as appropriate, coupled with determining next steps as relevant, following consultation with the relevant CF, cognisant that the Board Chair will treat all such communications with CFs in a confidential and sensitive manner.